Exhibit 4.3

DARA BIOSCIENCES, INC. 2008

EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN

STOCK OPTION AWARD AGREEMENT (Incentive Stock Options)

GRANTED TO	GRANT DATE	EXPIRATION DATE	NUMBER OF SHARES	OPTION PRICE PER SHARE
[insert date 10 years from grant date (or 5 years from the grant date if the participant is a 10% owner)]

This Stock Option Award Agreement and all Exhibits hereto (the “Agreement”) is made between DARA BioSciences, Inc., a Delaware corporation (“DARA”), and you, an employee of DARA or one of its subsidiaries.

DARA sponsors the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan (the “Plan”). A Prospectus describing the Plan has been delivered to you. The Plan itself is available upon request, and its terms and provisions are incorporated herein by reference. When used herein, the terms which are defined in the Plan shall have the meanings given to them in the Plan, as modified herein (if applicable).

You and DARA mutually covenant and agree as follows:

1.	Subject to the terms and conditions of the Plan and this Agreement, DARA grants to you the option (the “Option”) to purchase from DARA the above-stated number of shares of Stock at the option price per share stated above. This Option is intended to be an Incentive Stock Option. By signing this Agreement, you acknowledge having read the Prospectus and agree to be bound by all of the terms and conditions of the Plan and this Agreement.

2.	The Option vests and is exercisable by you as described on Exhibit A attached hereto and incorporated herein by reference. Subject to the terms and conditions of this Agreement, the Option may be exercised by written notice to DARA or its designee. Such notice shall state the number of shares with respect to which the Option is being exercised and shall be signed by the person exercising the Option. In the event the Option is exercised by any person other than you, such notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The method for paying the applicable option price shall be as set forth in the Plan. Any applicable withholding taxes must also be paid in accordance with the Plan. Shares issued upon exercise of the Option shall be issued solely in the name of the person exercising the Option. The right to purchase shares pursuant to the Option shall be cumulative so that when the right to purchase additional shares has vested pursuant to the schedule in Exhibit A, such shares or any part thereof may be purchased thereafter until the expiration of the Option.

3.	In the event of your termination of employment with DARA and its subsidiaries and subject to the provisions of this Section 3 and Exhibit A, this Option shall expire on the earlier of the Expiration Date stated above or the cancellation date specified on Exhibit A, depending on the reason for termination. For purposes of this Agreement, your employment termination date will be determined by DARA based on the personnel records of DARA.

4.

The Option may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. The Option shall be exercisable during your lifetime only by you or in the event of your legal incapacity or incompetency, by your guardian or representative. If the Option is exercisable following your death, the Option shall be exercisable by such person empowered to do so under your will, or if you fail to make a testamentary disposition of the Option or shall have died intestate, by your executor or other legal representative. Any attempted transfer, assignment, pledge, hypothecation or other disposition of the Option or of any rights granted hereunder contrary to the provisions of this Section 4, or the levy of any attachment or similar process upon the Option, shall be null and void.

5.	You agree that, upon request, you will furnish a letter agreement providing (a) that you will not distribute or resell in violation of the Securities Act of 1933, as amended, any of the shares acquired upon your exercise of the Option, (b) that you indemnify and hold DARA harmless against all liability for any such violation and (c) that you will accept all liability for any such violation.

6.	The existence of this Option shall not affect in any way the right or power of DARA or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in DARA’s capital structure or its business, or any merger or consolidation of DARA, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Stock or the rights thereof, or the dissolution or liquidation of DARA, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.	DARA may, in its sole discretion, decide to deliver any documents related to this Option grant or future Awards that may be granted under the Plan by electronic means or request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, agree to participate in the Plan through an on-line or electronic system established and maintained by DARA or another third party designated by DARA.

Any notice which either party hereto may be required or permitted to give to the other shall be in writing and may be delivered personally, by intraoffice mail, by fax, by recognized courier service, by electronic mail or other electronic means, or via a postal service, postage prepaid, to DARA at DARA BioSciences, Inc.; 4505 Falls of Neuse Road; Suite 125; Raleigh, NC 27609; or to such other electronic mail or postal address and directed to such person as DARA may notify you from time to time; and to you at your electronic mail or postal address as shown on the records of DARA from time to time, or at such other electronic mail or postal address as you, by notice to DARA, may designate in writing from time to time. Any such notice shall be deemed to have been given upon the earlier of receipt, one (1) business day following delivery to a recognized courier service or five (5) business days following mailing by registered or certified mail.

8.	Regardless of any action DARA or your employer takes with respect to any or all income tax, payroll tax or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items owed by you is and remains your responsibility and that DARA and/or your employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including the grant, vesting or exercise of the Option, the subsequent sale of shares acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items.

In the event of a Disqualifying Disposition (as defined in Section 13 below), or if the Option is converted into a Non-Qualified Stock Option and such Non-Qualified Stock Option is exercised, you shall pay or make adequate arrangements satisfactory to DARA and/or your employer to satisfy any and all withholding obligations of DARA and/or your employer. In this regard, you authorize DARA and/or your employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation paid to you by DARA and/or your employer or from proceeds of the sale of the shares. Alternatively, or in addition, to the extent permissible under applicable law, DARA may (a) sell or arrange for the sale of shares that you acquire to meet the withholding obligation for Tax-Related Items, and/or (b) withhold in shares, provided that DARA only withholds the amount of shares necessary to satisfy the minimum withholding amount. Finally, you shall pay to

DARA or your employer any amount of Tax-Related Items that DARA or your employer may be required to withhold as a result of your participation in the Plan or your purchase of shares that cannot be satisfied by the means previously described. DARA may refuse to honor the exercise and refuse to deliver the shares if you fail to comply with your obligations in connection with the Tax-Related Items as described in this Section 8.

9.	DARA is not by the Plan or this Agreement obligated to continue your employment as an employee of DARA or its subsidiaries. You acknowledge that (a) the Plan is discretionary in nature and may be suspended or terminated by DARA at any time, (b) the grant of the Option is a one-time benefit which does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, (c) all determinations with respect to any such future grants, including, but not limited to, the times when options shall be granted, the number of shares subject to each option, the option price and the time or times when each option shall be exercisable, will be at the sole discretion of DARA, (d) your participation in the Plan is voluntary, (e) the value of the Option is an extraordinary item of compensation which is outside the scope of your employment contract, if any, and (f) the Option is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, or end of severance payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

10.	You shall have no rights as a stockholder with respect to shares subject to this Agreement until exercise of the Option and tender of the full purchase price for the shares being purchased pursuant to such exercise and registration of the shares in DARA’s share register in your name.

11.	The validity, construction and effect of this Agreement are governed by, and subject to, the laws of the State of Delaware and the laws of the United States, as provided in the Plan, without giving effect to the conflict of law principles thereof.

12.	The parties each intend that the Option be an Incentive Stock Option (“ISO”) and that you (or your Representatives) may qualify for the favorable tax treatment provided to holders of Options that meet the standards of Section 422 of the Code. Any provision of this Agreement or the Plan which conflicts with the Code so that this Option would not be deemed an ISO is null and void and any ambiguities shall be resolved so that the Option qualifies as an ISO. Nonetheless, if the Option is determined not to be an ISO, you understand that neither DARA nor any subsidiary is responsible to compensate you or otherwise make up for the treatment of the Option as a Non-Qualified Stock Option and not as an ISO. You should consult with your own tax advisors regarding the tax effects of the Option and the requirements necessary to obtain favorable tax treatment under Section 422 of the Code, including, but not limited to, holding period requirements.

13.	You agree to notify DARA in writing immediately after you make a Disqualifying Disposition of any shares acquired pursuant to the exercise of the Option. A Disqualifying Disposition is defined in Section 424(c) of the Code and includes and disposition (including any sale) of such shares before the later of (a) two (2) years after the date you were granted the Option or (b) one (1) year after you acquired shares by exercising the Option, except as otherwise provided in Section 424(c) of the Code. If you have died before the shares are sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

14.	Except as provided in the Plan, the terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or nor similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

15.

By entering into this Agreement, you (a) authorize DARA and its subsidiaries, and any agent of DARA and its subsidiaries administering the Plan or providing Plan recordkeeping services, to disclose to DARA or any of its subsidiaries such information and data as DARA or any such subsidiary shall request in order to facilitate the grant of options and the administration of the Plan;

(b) waive any data privacy rights you may have with respect to such information; and (c) authorize DARA and each subsidiary to store and transmit such information in electronic form.

16.	In the event any provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included. This Agreement, together with the Plan, constitutes the final understanding between you and DARA regarding the Option. Any prior agreements, commitments or negotiations concerning the Option are superseded. No statement, representation, warranty, covenant or agreement not expressly set forth in this Agreement shall affect or be used to interpret, change or restrict, the express terms and provisions of this Agreement; provided, however, that in any event this Agreement shall be subject to and governed by the Plan. The terms and provisions of this Agreement may be modified or amended as provided in the Plan.

IN WITNESS WHEREOF, DARA has caused this Stock Option Award Agreement to be executed by its duly authorized officer, and you have hereunto set your hand, all effective as of the Grant Date stated above.

DARA BIOSCIENCES, INC.

By:
Title:

By:	[Insert Name of Employee]

EXHIBIT A

DARA BIOSCIENCES, INC. 2008

EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN

VESTING AND EXERCISE OF STOCK OPTION AWARD

(1) Vesting.

(a) Vesting Schedule. Subject to the provisions of subsections (b) and (c) below, and the terms and conditions set forth in this Agreement, the Option granted hereby shall become vested if you remain employed with DARA and its subsidiaries through each of the Vesting Dates as follows:

Vesting Date	Number of shares that become Vested
Grant Date	Up to [insert number] of shares
First anniversary of Grant Date	Up to an additional [insert number] of shares
Second anniversary of Grant Date	Up to an additional [insert number] of shares
Third anniversary of Grant Date	Up to an additional [insert number] of shares

(b) Effect of Termination of Employment on Vesting. If your service as a employee of DARA terminates for any reason, any portion of the Option that was not already earned and vested pursuant to Section (1)(a) above as of the date of termination shall terminate and be cancelled and forfeited as of such date.

(c) Change in Control. Notwithstanding anything in subsections (a) and (b) to the contrary, in the event of a Change in Control, all of the shares which would have vested in each vesting installment remaining under this Option shall be immediately vested in accordance with the terms of the Plan unless, prior to the consummation of the Change in Control, the Option has otherwise expired or been terminated pursuant to its terms or the terms of the Plan.

(2) Exercise Period. The Option becomes exercisable when vested. The Option shall expire on the earlier of the Expiration Date stated in this Agreement or on the cancellation date specified below, depending on the reason for termination:

(a) Death. In the event of your death while an employee of DARA or its subsidiaries, the Option shall be cease to be exercisable one (1) year after your date of death.

(b) Disability. In the event of your termination of employment due to Disability, the Option shall cease to be exercisable one (1) year after your termination of employment.

(c) Cause. If your employment is terminated by DARA or its subsidiaries for Cause, your right to exercise any unexercised portion of the Option shall cease immediately as of the time that you are notified that your employment is terminated for Cause, and this Option shall thereupon terminate. Notwithstanding anything herein to the contrary, if subsequent to your termination as an employee, but prior to the exercise of the Option, DARA’s Board of Directors determines that, either prior to or subsequent to your termination, you engaged in conduct which would constitute Cause, you shall immediately cease to have any right to exercise the Option and the Option shall thereupon terminate.

(d) All Other Terminations. If you cease to be an employee of DARA and its subsidiaries for any reason other than death, Disability or Cause, the Option shall cease to be exercisable, if it has not previously terminated, three (3) months after the date you cease to be an employee of DARA and its subsidiaries. Notwithstanding the foregoing, in the event of your Disability or death within three (3) months following your termination of employment, the Option shall cease to be exercisable one (1) year after the date of your termination of employment.